SCHEDULE 13D

CUSIP No. 7171EP101	Page 1of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PHARMACOPEIA, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.01 par value

____________________________________________________________________________________

(Title of Class of Securities)

7171EP101

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2008

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 7171EP101	Page 2of 5 Pages

1	NAME OF REPORTING PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,800 Shares
	8	SHARED VOTING POWER 4,070,164 Shares
	9	SOLE DISPOSITIVE POWER 39,800 Shares
	10	SHARED DISPOSITIVE POWER 4,070,164 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,964 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.82%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 7171EP101	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 4,070,164 Shares
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 4,070,164 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,164 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.68%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 7171EP101	Page 4 of 5 Pages

ITEM 1.            Security and Issuer

This amendment No. 4 to the Statement on Schedule 13D heretofore filed on December 10, 2007 is filed with respect to the common stock, $0.01 par value (“Common Stock”), of Pharmacopeia, Inc. (the “Company”). The address of the Company is PO Box 5350, Princeton, New Jersey 08543-5350. This statement is being filed on behalf of Josiah T. Austin (“Austin”), a U.S. citizen, and El Coronado Holdings, LLC (“ECH”) an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively the “Reporting Persons”) to reflect the following amendments to Item 3 and Item 5.

Item 3.          Source and Amount of Funds or Other Consideration

         (1)          Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased on September 24, 2008 a total of 70,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers’ commissions) of $82,502. The primary source of funds for these purchases was existing funds of the Trust.

(2)          Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin transferred on October 13, 2008 a total of 1,210,372 shares of Common Stock to ECH.

           All dollar amounts are in U.S. dollars.

Item 5.                   Interest in Securities of the Issuer

          (a)          Austin is deemed beneficial owner of 4,109,964 shares of Common Stock in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 4,070,164 shares of Common Stock. Based on the 29,745,100 shares of Common Stock outstanding as of July 28, 2008, as reported in the Company’s 10-Q filed on July 31, 2008, Austin and ECH’s deemed beneficial holdings represent, respectively, 13.82% and 13.68% of the Company’s Common Stock.

(b)          As Trustee for certain family trusts, Austin has the sole power to vote or to dispose or direct the disposition of 39,800 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 4,070,164 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 7171EP101	Page 5 of 5 Pages

(c)          No transactions in the Company’s Common Stock have been effected by the Reporting Persons since September 22, 2008 except the following transactions. Prices do not include brokerage fees.

Reporting Person	Date	No. of Shares	Price Per Share
Josiah & Valer Austin Family Revocable Trust	9/24/2008	70,000	$1.1786
ECH	10/13/2008	1,210,372	N/A

(d)          No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 23, 2008	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH